UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 4, 2026

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Following the events previously disclosed through the 1–U filed on November 7, 2025, further developments have occurred in the litigation (Allison Lending, LLC v. Landa App 3 LLC, et al. Case No. 1:25–CV–01939) involving 1363 Hancock Street, Brooklyn, NY, and certain other properties held through separate Series of the Company.

Allison Lending has asserted that it acquired the borrower's membership interests through a purported Uniform Commercial Code (“UCC”) sale. Allison Lending also caused deeds to be executed and recorded purporting to transfer title to (i) 1363 Hancock Street, Brooklyn, NY, (ii) 24 Ditmars Street, Brooklyn, NY, and (iii) 132 Cornelia Street, Brooklyn, NY, to an affiliated entity. The Manager disputes the validity of these transfers and contends that the plaintiff lacked contractual or legal authority to convey title to any Series-owned real property, including properties for which the plaintiff holds no mortgage or security interest.

In January 2026, the Manager, on behalf of Landa App 3 LLC, filed additional pleadings and motions in the United States District Court for the Eastern District of New York seeking, among other relief, (i) vacatur of the purported UCC sale and the related deed transfers, (ii) injunctive relief to prevent any further transfer or encumbrance of Series–owned properties, and (iii) preservation of the status quo pending adjudication of the parties' rights. The Manager has also sought to add certain third parties allegedly involved in the execution and recording of the challenged deeds.

The Manager continues to deny any default under the applicable loan documents and disputes the enforceability of the alleged UCC sale and related transfers. The Manager is actively pursuing available legal remedies and evaluating potential settlement and loss–mitigation alternatives to protect the interests of the affected Series and their investors. There can be no assurance that these efforts will be successful. An adverse outcome could result in delays to operations, asset dispositions, or distributions for one or more affected Series, and investors in those Series could incur losses.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement”

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2026	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President